SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

July 20, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary
News Release

For immediate release

AWARD-WINNING HIPTOP DEVICE GETS SET TO TRAVEL ABROAD AND MAKE MORE NOISE

Danger and Fido announce new tri-band device, new applications and features

Montreal, July 20, 2004 - Danger, Inc. and Microcell Solutions Inc. (Fido) today announced the availability of a new world-ready hiptop® product, capable of taking its unique brand of picture messaging and data capabilities to more than 50 countries where Fido offers GPRS data roaming. In addition, the recently released version 1.3 software includes significant new capabilities for all hiptop customers, such as the Catalog for downloading compelling new Sony Music Entertainment (Canada) Inc. ringtones and other applications and games. Danger's hiptop technology enables users to easily download the new software "over the air" (no cables or cradles required) by simply accepting the update when they receive a system message.

"Few devices we've offered have generated the kind of buzz and user experience that the hiptop device has - it's no surprise that it was voted the favourite Wireless Widget at the Cellular Telecommunications and Internet Association (CTIA) Wireless 2004 trade show in Atlanta," said Rene Bousquet, Vice-President of Marketing for Microcell Solutions Inc. "Now, customers will be able to take that experience around the world through our extensive network of GPRS roaming partners."

Through free software updates, existing hiptop customers will feel like they are getting a new product, without having to purchase new hardware or take the device in to a retail location. It is a device that breeds a new form of communication and community, where people can share information, pictures and ideas instantaneously.

The new software includes the following features:

  Catalog menu for point-and-click downloading of new content and applications
  Catalog content that includes games and ringtones (featuring Sony Music artists, realistic sound effects and quotes from famous historical figures)
  Cut/copy/paste feature for easy text editing
  Sound profile management
  Repeating alerts
  New submenus for easy navigation
  AOL Instant Messenger™ enhancements
  Bilingual language selection (French or English)

The new Catalog makes it fun and easy for users to preview and purchase content to personalize their hiptop experience. Ringtones that play the original song recordings are now available from a wide range of Sony Music artists, such as hip-hop stars Nas and Cypress Hill and rock legends like AC/DC and Ozzy Osbourne. Users can also distinguish their ring with cartoon noises or quotes from the aptly named category "Great Lies of History."

The hiptop features rich sound and provides a great musical experience by producing a ringtone that plays a continuous selection of a song until the call is picked up or is forwarded to voice mail. An incoming call triggers the ringtone, a directional button light show and matching vibration that are synched with the music, so that receiving a phone call becomes a multi-sensory event.

"It's truly revolutionary to be able to travel the world with easy access to e-mail, instant messaging, picture messaging, the Internet, and many other features―all in a pocket-sized device," said Hank Nothhaft, Chairman and Chief Executive Officer of Danger, Inc. "And now, those customers also have access to new and exciting content that is available directly through a menu on their wireless device - no need to search the Web for sites with compatible games or ringtones."

Exclusive to Fido in Canada, the hiptop is an all-in-one device that combines a fully featured mobile phone with a Web browser, text and instant messaging, e-mail, an organizer, games, a camera attachment, and other features, all viewable on a large crisp 65,000-colour display with a full QWERTY keyboard for data entry. Fido launched the hiptop device for its customers in June 2003, and the product has since received rave reviews for its usability, functionality and style.

About Danger, Inc.

Danger's award-winning hiptop Wireless Solution enables wireless operators to deploy new applications and services quickly and economically to consumers over next-generation data networks. Today, this solution includes the hiptop Service Delivery Engine―a suite of server-based infrastructure software, which is currently hosted as a service for wireless operators; the hiptop Development Platform―a platform for the development of mobile applications using industry standard development tools; and hiptop device designs―hardware designs for wireless all-in-one devices, which may be customized and branded by wireless operators. Additional information about the company and its products is available at http://www.danger.com.

About Microcell Solutions Inc.

Microcell Solutions Inc. is a national provider of wireless communications services under the Fido® brand name. The company offers a wide range of wireless voice and high-speed data communications products and services to over 1.2 million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbols MT.A and MT.B. For more information, visit www.fido.ca and www.microcell.ca.

Danger and hiptop are trademarks, service marks, and/or registered trademarks of Danger, Inc. in the United States and in other countries.
"Sony" is a trademark of Sony Corporation.
Fido is a registered trademark of Microcell Solutions Inc.
All other trademarks, service marks, and product names are the property of their respective owners.

For more information:

Microcell Telecommunications Inc.
Karen Berkhout
604 783-0701
karen.berkhout@microcell.ca

Claire Fiset
514 992-1368
claire.fiset@microcell.ca

Danger, Inc.
Susan George
650 289-5063
susan@danger.com